United States securities and exchange commission logo





                           September 22, 2022

       Erke Huang
       Chief Financial Officer
       Bit Digital, Inc
       33 Irving Place
       New York, NY 10003

                                                        Re: Bit Digital, Inc
                                                            Form 20-F
                                                            Filed April 15,
2022
                                                            Form 6-K
                                                            Filed August 30,
2022
                                                            File No. 001-38421

       Dear Mr. Huang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F filed April 15, 2022

       Compute North, page 49

   1.                                                   We note your disclosure
that Compute North receives a range of 15%   25% of the bitcoin
                                                        mined after payment of
the monthly service and power costs. Please tell us how you
                                                        determine the
transaction price when recognizing revenue, specifically identifying any consideration payable
to a customer and how it was considered. Specifically tell us how monthly service and
power costs and the portion of digital assets that Compute North receives are considered
in determining the transaction price and/or are considered in determining costs of
revenue. Please tell us the accounting guidance you considered in making your
determination.
 Erke Huang
FirstName
Bit Digital,LastNameErke  Huang
            Inc
Comapany 22,
September   NameBit
                2022 Digital, Inc
September
Page 2      22, 2022 Page 2
FirstName LastName
Mining Pools, page 49

2. Please tell us and revise future filings to disclose how often digital asset rewards are transferred to you from mining pools (e.g., - weekly, monthly, as each reward is awarded, etc.).
Digihost, page 50

3. We note that that you entered into a co-mining agreement with Digihost technologies in which they are entitled to 20% of the profit generated by the miners, paid weekly. Please
         tell us and revise future filings to clarify how    profit generated
by miners    is determined.
4. Please tell us how you determine the transaction price when recognizing revenue, specifically identifying any consideration payable to a customer and how it was considered. Specifically tell us how the portion of digital assets that Digihost is entitled to and any costs paid to Digihost are considered in determining the transaction price and/or are considered in determining costs of revenue. Please tell us the accounting guidance you considered in making your determination.
Blockfusion, page 51

5. We note that Blockfusion is entitled to variable performance fees. Please tell us and revise future filings to disclose how the performance fees are determined.
6. Please tell us how you determine the transaction price when recognizing revenue, specifically, identifying any consideration payable to a customer and how it was considered. Specifically tell us how the variable performance fees that Blockfusion is entitled to and any costs paid to Blockfusion are considered in determining the transaction price and/or are considered in determining costs of revenue. Please tell us the accounting guidance you considered in making your determination.
Item 5. Operating and Financial Review and Prospects, page 68

7. Please tell us and revise future filings to include a discussion of the changes in financial condition for each of the periods presented. Refer to Item 5 of Form 20-F.
Revenues, page 73

8. We note your disclosure that you received bitcoins from three mining pool operators in
         2021 and two mining pool operators in 2020. Please tell us and revise future filings to disclose the percentage of revenue received from each pool operator. Cost of revenues, page 74

9. We note your disclosure regarding the various items that comprise cost of revenue. Please tell us and revise future filings to quantify the main components of cost of revenue and discuss any trends. Refer to Items 5.A and 5.D of Form 20-F.
 Erke Huang
FirstName
Bit Digital,LastNameErke  Huang
            Inc
Comapany 22,
September   NameBit
                2022 Digital, Inc
September
Page 3      22, 2022 Page 3
FirstName LastName
Impairment of digital assets, page 74

10. We note your disclosures regarding impairment of digital assets on page 74. Please tell us and revise future filings to disclose the amount of impairment recognized by cryptocurrency (Bitcoin, Ether, etc.).
Non-GAAP Financial Measures, page 77

11. We note certain of your non-GAAP measures back out impairment of digital assets.
         Please explain why you believe that adjusting for impairment of digital assets provides useful information to investors given that you use your digital assets to, in part, fund your operations and also considering the recurring nature of this charge. Refer to Item
         10(e)(1)(i)(C) of Regulation S-K. Please also tell us how you considered whether these measures substitute an individually tailored recognition and measurement method for those of GAAP which results in a misleading non-GAAP measure that violates Rule
         100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures for guidance.
Item 15. Controls and Procedures, page 102

12. Noting the length of time your material weaknesses have existed, please tell us and revise future filings to discuss the status of and estimated time remaining to complete each remediation action disclosed.
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

13. Please tell us how you determined that it was appropriate to present Impairment of digital assets and Realized gain on exchange of digital assets as Other Income and (Expenses)
         and not as Income (loss) from Operations. Please tell us any authoritative or non-
         authoritative guidance you considered.
Consolidated Statements of Cash Flows, page F-7

14. Please tell us how you considered whether proceeds from sales of digital assets should be presented as investing activities or operating activities. Please tell us any authoritative or non-authoritative accounting guidance you considered.
Notes to Consolidated Financial Statements, page F-8

15. Please tell us and revise future filings to disclose revenue, for each period presented, derived by country. Refer to ASC 280-10-50-41.
2. Summary of Significant Accounting Policies, page F-9

16. Please tell us and revise future filings to explain the nature of the balance sheet line item
         titled    Deposits for property and equipment,    to disclose your
accounting policy and to
         present a roll forward of the balance.
 Erke Huang
FirstName
Bit Digital,LastNameErke  Huang
            Inc
Comapany 22,
September   NameBit
                2022 Digital, Inc
September
Page 4      22, 2022 Page 4
FirstName LastName
Digital Assets, page F-10

17. Please tell us why you believe your digital assets meet the definition of current assets considering the guidance in the ASC Master Glossary.
18. Please tell us and revise future filings to clarify the frequency and/or point(s) in time when you measure impairment of your digital assets. If you do not measure impairment based on the lowest price of a digital asset during the period, please tell us how you considered whether your policy is consistent with the guidance in ASC
350-30-35-19.
19. We note your disclosure on page F-10 that you account for your digital assets, including
         USDC, as indefinite-lived intangible assets. Please tell us the basis for your conclusion to account for stablecoins as indefinite-lived intangible assets in accordance with ASC 350.
         Additionally, please tell us your contractual rights related to redeeming the USDC and specifically if you can redeem USDC for US fiat. If you can redeem the USDC for US fiat, please tell us how you considered whether USDC is a financial asset, if it is a security and if it would be accounted for in accordance with ASC 320 or 310. Digital asset mining, page F-12

20. Please tell us and revise future filings to disclose the principal market used to measure the fair value of each material digital asset, if different. Please tell us how you determined the principal market for each material digital asset. Refer to ASC 820-10-35-5A.
21.      We note you state "   the Company is entitled to a fractional share of
the fixed digital
         assets award the mining pool operator receives, for successfully adding a block to the
         blockchain   . We also note your disclosure on page 49 that    Fees
are paid to the mining
         pool operator to cover the costs of maintaining the pool. While we do not pay pool fees directly, pool fees are deducted from amounts we may otherwise earn. Please tell us and revise future filings to clarify where pool fees are presented in your income statement and tell us how you considered the guidance in ASC 606-10-32-25 and any other relevant guidance in making your determination.
22. We note your disclosure on page 18 that you receive transaction fees paid in bitcoin by participants who initiated transactions with new blocks that you mine. Please tell us and revise future filings to disclose:

                The amount of revenue recognized from mining rewards separately from the amount recognized from transaction fees, if applicable.
                If you also pay transaction fees related to bitcoin transactions and disclose the amount recognized and where the costs are presented.
                Your revenue recognition policies related to receiving transaction fees and your accounting policies related to paying transaction fees.
 Erke Huang
FirstName
Bit Digital,LastNameErke  Huang
            Inc
Comapany 22,
September   NameBit
                2022 Digital, Inc
September
Page 5      22, 2022 Page 5
FirstName LastName
3. Digital Assets, page F-17

23. Please tell us and revise your financial statement footnotes in future filings to disclose the information required by ASC 280-10-50-42 including the total revenue from each customer that provided 10% or more of your revenues for each period presented.
8. Share Capital, page F-22

24. Please tell us and revise future filings to disclose how and where (e.g. expense, equity, etc.) you present the $4.8 million cost related to liquidated damages recognized during
         2021. Please tell us the accounting guidance you considered in making your determination.
9. Income Taxes, page F-25

25. Please tell us and revise future filings to disclose the information required by ASC 740-
         10-50-15 and 15A.
12. Contingencies, page F-28

26. In accordance with ASC 450-20-50, please tell us and revise future filings to disclose the following information for your legal contingencies in the aggregate or individually:

                The amount or range of reasonably possible losses in addition to amounts accrued; or
                That reasonably possible losses cannot be estimated; or That any reasonably possible losses in addition to the amounts accrued are not
              material to your financial statements.
Form 6-K filed August 30, 2022

6. Investment Security, page 30

27. Noting your disclosure on page F-10 of your Form 20-F that you elected to record equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer, please tell us why you did not recognize an upward adjustment on your investment considering your sale of two thirds of the investment for a large gain during 2022.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Erke Huang
Bit Digital, Inc
September 22, 2022
Page 6

      You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 with any questions.



FirstName LastNameErke Huang                           Sincerely,
Comapany NameBit Digital, Inc
                                                       Division of Corporation
Finance
September 22, 2022 Page 6                              Office of Finance
FirstName LastName